First Quarter 2015 Earnings Conference Call May 14, 2015 Exhibit 99.2

First Quarter 2015 – Earnings Call
Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,”
“targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-
consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminum rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-
looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.
Forward-looking statements

First Quarter 2015 – Earnings Call
Non-GAAP measures
This presentation includes information regarding certain non-GAAP financial measures, including
Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted
EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with
IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the
IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Pierre Vareille Chief Executive Officer

First Quarter 2015 – Earnings Call
Shipments of 381 thousand metric tons, up 41%
Revenue of €1.4 billion, up 58%
Adjusted EBITDA of €95 million, up 34%
P&ARP revenue more than doubles due to Muscle Shoals consolidation
Automotive rolled product shipments up 19%; automotive extruded product shipments up 12%
Automotive expansion projects on track
Foreign exchange positively impacted Q1 2015 Adjusted EBITDA partially offset by negative effect of slightly higher metal premiums quarter over quarter
Q1 2015 Highlights, including Wise Metals
(% change vs Q1 2014)

First Quarter 2015 – Earnings Call
Packaging and Automotive Rolled Products Segment
Significant growth in all key metrics as a result of Muscle Shoals acquisition
Strong volume in U.S., slightly lower volume in Europe due to soft market conditions in closures and foilstock
Body-in-White projects in Neuf-Brisach and Bowling Green
on schedule for 2016
Strong customer demand drove decision to add second finishing line in the U.S.
Positive foreign exchange impact on Adjusted EBITDA of €4 million, partially offset by €1 million of unfavorable metal premiums
Segment Outlook/Mix
Constellium Recent Developments
Shipments of 266 kt in Q1 2015, up 71% from 156 kt in Q1 2014
Automotive rolled products shipments of 21 kt, up 19% from Q1 2014

First Quarter 2015 – Earnings Call
Aerospace and Transportation Segment
Solid demand in aerospace market with majority of business under long term contracts
Softer transportation and industry markets
Q1 2015 shipments of 59 kt, down 3% from 61 kt in Q1 2014
Improved operational performance (particularly on-time deliveries)
Recovery plan proceeding as anticipated, new pusher furnace capacity in Ravenswood on schedule for 2016
Q1 2015 Adjusted EBITDA positively impacted by €12 foreign exchange gain, partially offset by unfavorable impact from higher metal premiums of €2 million
Segment Outlook/Mix
Constellium Recent Developments

First Quarter 2015 – Earnings Call
Segment Mix/Outlook
Automotive Structures and Industry Segment
Automotive Structures market demand remains strong, Industry market remains competitive
Q1 2015 shipments of 56 kt, up 5% from 53 kt in Q1 2014; Automotive extrusions volume up 12%
Plant expansion in Van Buren, Michigan complete,
expansion plans in Gottmadingen, Germany and
China on track
One of the largest suppliers of high-strength
structural parts for the Ford F-150
Q1 2015 Adjusted EBITDA negatively impacted by
€1 million due to Swiss Franc revaluation and €2
million from higher billet premiums
Constellium Recent Developments

Didier Fontaine Chief Financial Officer

First Quarter 2015 – Earnings Call 71 Adjusted EBITDA 2014 26 P&ARP A&T 3 AS&I (2) H&C (3) 95 Adjusted EBITDA 2015 Q1 2015 Adjusted EBITDA vs Q1 2014 10 € millions

First Quarter 2015 – Earnings Call
Q1 2015 Adjusted EBITDA vs Q1 2014 – Foreign Exchange and
Premium Effect
11
Slightly higher Q1 premiums negatively impacted Adjusted EBITDA by (€5) million, foreign exchange impacted Q1 Adjusted EBITDA by €15 million
€ millions
71
Adjusted
EBITDA 2014
23
P&ARP
(7)
A&T AS&I
1
H&C
(3)
95
Adjusted
EBITDA 2015
FX impact Premium
increase
(5)
15
(7)

First Quarter 2015 – Earnings Call
Q1 2015 Segment Performance vs Q1 2014

Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€)
Shipments:  53kt 56kt +5%
Shipments:  61kt 59kt (3)%
Shipments:  156kt 266kt +71%

First Quarter 2015 – Earnings Call
Adjusted Free Cash Flow
€ millions
Three months
ended
March 31, 2015
Three months
ended
March 31, 2014
Cash flow from operating activities 12 (4)
Margin calls included in cash flow from operating activities - (11)
Cash flow from operating activities excluding margin calls 12 (15)
Capital expenditures (84) (33)
Adjusted Free Cash Flow (72) (48)

Improved cash flow from operating activities more than offset by the planned increase in capital expenditures from our growth initiatives

First Quarter 2015 – Earnings Call
Wise Metals Acquisition Resets Trade Working Capital

Consolidation of Wise Metals provides room for future improvement
29 days
37 days
381
470
514
463
289
401
373
320
221
285
295
298
204
571
Q4 11 Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15

Fourth Quarter 2014 – Earnings Call
€ millions March 31, 2015
Total Debt
(*)
2,168
Cash and Cash Equivalents 352
Net Debt 1,816
Liquidity
(**)
700
(*)   Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities
Strong Liquidity Provides Flexibility

Net debt and leverage increased due to consolidation of Wise Metals debt, including a non-cash foreign exchange translation impact of €100 million

First Quarter 2015 – Earnings Call
Key Takeaways
Q1 2015 Shipments, Revenues and Adjusted EBITDA, +41%, +58% and +34%
respectively, compared to Q1 2014
P&ARP shipments, revenues, and Adjusted EBITDA +71%, +115% and +98%
respectively, due to Muscle Shoals consolidation
Automotive expansion projects progressing on track
A&T results better but still expected to be lower in 2015 vs 2014. Recovery plans continue to progress
Muscle Shoals acquisition resets trade working capital and provides headroom for future improvements

First Quarter 2015 – Earnings Call Q & A 17

First Quarter 2015 – Earnings Call Appendix 18

First Quarter 2015 – Earnings Call
IFRS – Income Statement
€ millions
Three months ended
March 31, 2015
Three months ended
March 31, 2014
Revenue 1,393 883
(Loss) / income from operations (4) 56
Other expenses - (1)
Finance costs – net (43) (9)
Share of loss of joint-ventures (1) -
(Loss) / income before income taxes (48) 46
Income tax benefit / (expense) 17 (16)
Net (loss) / income (31) 30

First Quarter 2015 – Earnings Call
IFRS – Statement of Financial Position
€ millions March 31, 2015 December 31, 2014
Non-current assets 2,372 952
Current assets 1,940 2,046
Assets held for sale 16 14
Total Assets 4,328 3,012
Equity (88) (37)
Non-current liabilities 3,025 1,991
Current liabilities 1,382 1,050
Liabilities held for sale 9 8
Total Equity and Liabilities 4,328 3,012

First Quarter 2015 – Earnings Call
Net Debt Reconciliation
€ millions March 31, 2015 December 31, 2014
Borrowings 2,277 1,252
Fair value of cross currency interest rate swap (97) (29)
Cash and cash equivalents (352) (989)
Cash pledged for issuance of guarantees (12) (10)
Net Debt 1,816 224

Fourth Quarter 2014 – Earnings Call
Reconciliation of net income to Adjusted EBITDA
€ millions
Three months
ended
March 31, 2015
Three months
ended
March 31, 2014
Net (loss) / income (31) 30
Income tax (benefit) / expense (17) 16
(Loss) / income before income tax (48) 46
Finance costs - net 43 9
Other expenses - 1
Share of loss of joint-ventures 1 -
(Loss) / income from operations (4) 56
Depreciation and impairment 32 9
Unrealized (gains) / losses from remeasurement of monetary
assets and liabilities
(1) 2
Unrealized losses on derivatives 46 1
Wise acquisition and integration costs 10 -
Restructuring costs - 3
Start-up and development costs 4 3
Metal price lag (7) 2
Gain on Ravenswood OPEB plan amendment - (8)
Effect of purchase accounting adjustments 12 -
Other 3 3
Adjusted EBITDA 95 71
22